UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

OF

THE REPUBLIC OF TURKEY

(Name of registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

EMBASSY OF THE REPUBLIC OF TURKEY

OFFICE OF THE COUNSELOR FOR TREASURY AND FINANCIAL AFFAIRS

2525 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Copies to:

CHRISTOPHER P. PETERSON, ESQ.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, New York 10019

*	The registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on October 23, 2017 and effective as of November 1, 2017 (Registration Number 333-221073) (the “Registration Statement”) of the Republic of Turkey (the “Republic” or the “registrant”).

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such circumstances.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The internal funded debt of the Republic (central government debt stock only) as of December 31, 2018 was TL 586,142 million.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

The total principal amount of external funded public sector debt of the Republic outstanding as of December 31, 2018 was as follows (in millions):

Payable in Euro/ECU	(in EURO terms)	30,191
Payable in United States Dollars	(in $ terms)	75,059
Payable in German Marks	(in DM terms)	—
Payable in Swiss Francs	(in CHF terms)	161
Payable in French Francs	(in FFR terms)	—
Payable in British Pound Sterling	(in GBP terms)	—
Payable in Japanese Yen	(in JPY terms)	732,470
Payable in Dutch Guilders	(in NLG terms)	—
Payable in Special Drawing Rights	(in SDR terms)	987
Payable in Other	(in $ terms)	253

Note: The figures include only long-term public sector debt stock.

In addition, please see the tables on pages 166-171 of Exhibit D for additional information on the Republic’s total outstanding external debt.

3. A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to the tables on pages 143-165 of Exhibit D.

4. (a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

As of December 31, 2018, the Republic held none.

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Information not practicable to furnish.

(3) Total amount otherwise outstanding.

As of December 31, 2018 the Republic (central government debt stock only) had TL 1,067,115 million outstanding.

(b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

The internal floating indebtedness of the Republic (central government debt stock) as of December 31, 2018 was TL 210,929 million. This amount covers CPI indexed-bonds (TL 135,377 million), floating rate notes (TL 74,333 million) and gold bonds (TL 1,219 million).

(b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to Table 69 on page 157 of Exhibit D.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to Table 44 on pages 120-121 of Exhibit D.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

None.

8. Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to Table 32 on page 96 of Exhibit D.

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to pages 81-88 of Exhibit D.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments.)

Reference is made to Table 28 on pages 89-90 of Exhibit D.

This annual report on Form 18-K comprises:

(a) Pages numbered 1-7 consecutively.

(b) The following exhibits:

Exhibit A — None

Exhibit B — None

Exhibit C — Copy of the 2019 Annual Budget of the Republic (in Turkish)*

Exhibit D — Current Description of the Republic

*	Filed in paper format under cover of Form SE

(c) Such additional Exhibits as may be filed by the Republic by amendment to this Form 18-K.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

EXHIBIT INDEX	6
SIGNATURE	7
EX-99.D: CURRENT DESCRIPTION OF THE REPUBLIC

EXHIBIT INDEX

Exhibit No.		Page No.

A:	None

B:	None

C:	Copy of the 2019 Annual Budget of Turkey*

D:	Current Description of the Republic	1

*	Filed in paper format under cover of Form SE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 26th day of September, 2019.

REPUBLIC OF TURKEY

By:	/s/ Zeynep BOGA
Zeynep BOGA Head of Department Ministry of Treasury and Finance